SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13G
                                 Amendment No. 2



             Information statement pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                         APPLIED VOICE TECHNOLOGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   0328M 10 5
                      (CUSIP Number of Class of Securities)









Check the  following  box if a fee is being paid with this  statement.  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

----------------                                    ---------------------------

                              SCHEDULE 13G                    Page 2 of 5 Pages
CUSIP No.                     Amendment No. 1
03828M 10 5
----------------                                    ---------------------------
--------- ---------------------------------------------------------------------

1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gull Industries, Inc.
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
          Not applicable                                        (b)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
4

          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ---------------------------------------------------------------------
--------------------- -------- ------------------------------------------------
                      5        SOLE VOTING POWER

NUMBER OF                      1,640,741
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       0
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                         1,640,741
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
WITH                  8        SHARED DISPOSITIVE POWER

                               0
--------------------- -------- ------------------------------------------------
--------- ---------------------------------------------------------------------

9
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,640,741
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

10
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

11
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          30.31%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

12
          TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------                                 -------------------------------

                              SCHEDULE 13G                    Page 3 of 5 Pages
CUSIP No.                    Amendment No. 1
03828M 10 5
--------------                                  -------------------------------
--------- ---------------------------------------------------------------------

1
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          William L. True
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
          Not applicable                                        (b)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
4

          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ---------------------------------------------------------------------
--------------------- -------- ------------------------------------------------
                      5        SOLE VOTING POWER

NUMBER OF                                   5,750
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
SHARES                6        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       1,640,741
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
EACH                  7        SOLE DISPOSITIVE POWER
REPORTING
PERSON                                        5,750
                      -------- ------------------------------------------------
                      -------- ------------------------------------------------
WITH                  8        SHARED DISPOSITIVE POWER

                               1,640,741
--------------------- -------- ------------------------------------------------
--------- ---------------------------------------------------------------------

9
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,646,491
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

10
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

11
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          30.31%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

12
          TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer.

         This Schedule 13G relates to Applied Voice Technology, Inc., a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(a).  Name of Person Filing.

         This Schedule 13G relates to Gull Industries, Inc. and William L. True

Item 2(b).  Address of Principal Business Office.

         The business address of the reporting person is 3403 4th Avenue South, Seattle, Washington 98124.

Item 2(c).  Citizenship.

         Gull Industries, Inc. is a corporation organized under the laws of the State of Washington

         Mr. True is a United States citizen.

Item 2(d).  Title of Class of Securities.

         This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

         The CUSIP Number for the Company's Common Stock is 03828M 10 5.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

       (a) [ ]        Broker or dealer registered under Section 15 of the Act,

       (b) [ ]        Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

       (g) [ ]        Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G),

       (h) [ ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                    Not applicable.

Item 4.  Ownership.

         Item 4 is amended to reflect the correct number of shares of common stock owned as of December 31, 1994 as 1,809,491 and the subsequent sale of 168,750 shares in the issuer's initial public offering option closing on January 5, 1995. The 168,750 shares sold on January 5, 1995 were not included in the amount beneficially owned as of December 31, 1994 in the Schedule 13G previously filed:
         I.       Gull Industries, Inc.:
         (a)      Amount beneficially owned:  1,640,7411
         (b)      Percent of class:  30.31%
         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote:1,640,741

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  0

                  (iv) Shared power to dispose or to direct the disposition of: 1,640,741

         II.      William L. True
         (a)      Amount beneficially owned:  1,646,4912
         (b)      Percent of class:  30.31%
         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:  5,750

                  (ii)     Shared power to vote or to direct the vote: 1,640,741

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  5,750

                  (iv) Shared power to dispose or to direct the disposition of: 1,640,741

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                                       SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         Dated:   February __, 1997

                                                     GULL INDUSTRIES, INC.



                                       By            /s/ William L. True
                                                     William L. True, Chairman




                                                     William L. True

--------


         1        Gull Industries, Inc. directly holds these shares
and shares dispositive and voting power with Mr. True.


         2 Mr. True, Chairman of the Board of Gull Industries, Inc., indirectly holds these shares and shares dispositive and voting power with Gull Industries, Inc. Also included in the above amount are 5,750 common shares issuable upon exercise of stock options that are currently exercisable, over which shares Mr. True has sole dispositive and voting power.